December 3, 2004

      Mail Stop 0409

Mr. Edmund A. Sundberg
ConsultAmerica, Inc.
13070 Addison Road
Roswell, GA 30075

Re:	ConsultAmerica, Inc.
      Registration Statement on Form SB-2
      File No. 333-120253

Dear Mr. Sundberg:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your use of the term "Company" throughout the prospectus.
Since the term is a vague and abstract term, please revise to use your actual company name or a shortened version of it throughout your document. Similarly, please avoid using the initials "CA," as this abbreviation is too cryptic to be readily understood by investors.




2. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. You should not include such graphics and pictorial representations in any preliminary prospectus distributed to prospective investors prior to our review.

Prospectus Cover Page
3. We note that you have included the "Subject to Completion" legend required by Item 501(b)(10) on the facing page of the registration statement, rather than the cover page of the prospectus. Please relocate the legend to the prospectus cover page.

Risk Factors, page 2
4. Please include a risk factor that addresses the risk that substantially all of your revenue to date has been derived from a single project with related parties, that the project has been completed, and that no further revenue from the project is anticipated. We note the disclosure in Note 4 to your financial statements.
5. We note the discussion of the penny stock rules on pages 27-28. Please include a risk factor addressing these restrictions and the associated risks to investors, such as lack of liquidity.

1. CA has too limited of an operating history to permit investors to make reasonable evaluations based on past history and performance, page 2
6. Please remove the generic risk that your future prospects "must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business" and that "an investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies operating in new and competitive markets." Please revise your disclosure to state the specific risks to your company.

2. CA has limited financial resources and our auditors` report on our financial statements indicates that there is significant uncertainty about our ability to continue as a going concern. . . .., page 3
7. Please revise to quantify the amount of financing or revenue that you will need to establish your business and implement your strategic plan. Also, indicate the cash available to you as of the most recent practicable date.



8. You state that your counsel has agreed to defer his fee pertaining to this offering. Please expand the risk factor to clarify whether you have entered into a written agreement with your counsel regarding deferral of this fee. If so, please state the period of time for the deferral.

4. Dependence on two officers, the loss of whose services may cause our business operations to cease and need for additional personnel, page 4
9. You state that both Edward and Lindsey Sundberg are under no contractual obligation to stay with you, although they have no intent to leave. Mitigating language is not appropriate in the discussion of a risk factor. Please remove the mitigating language from this and all other risk factors.

7.  We may be adversely affected by a weak economy, page 5
10. This risk factor is generic and could apply to any issuer or any offering. If you elect to retain this risk factor in your prospectus, please revise to clearly explain in more detail how it applies to your industry and company.

13.  There are significant potential conflicts of interest, page 8
11. Please revise the first full paragraph on page 9 to clarify whether Mr. Sundberg or Titan International owns Sundberg Communications Co., Inc.
12. You state that your president has entered into an "oral binding" agreement with you to resolve potential conflicts of interest. Please revise to indicate whether this agreement was legally binding or otherwise. If this was legally binding, please supplementally explain how you made this determination.

Selling Stockholders, page 10
13. Supplementally, please tell us why you consider Edward
Sundberg
and Lindsay Sundberg to be underwriters for purposes of this offering.

Market for Securities, page 12
14. You state that you will be eligible to sell common stock no earlier than July 2005. Please note that Rule 144 is not available to issuers. Refer to the Division of Corporation Finance Manual of
Publicly Available Telephone Interpretations, Section C, paragraph
1.
Please revise the disclosure accordingly. Also, please supplementally explain how you arrived at the July 2005 date.





Management`s Discussion and Analysis or Plan of Operation, page 13
15. Please revise to include a discussion of your plan of operation for the next twelve months, as required by Item 303(a) of Regulation
S-B. We note that you did not have revenues from operations in fiscal 2003.

   Operations, page 13
16. You state that the extent of your operations over the next 12 months will be determined in part by your "ability to negotiate non-cash compensation to satisfy commitments." Please explain what you mean by non-cash compensation and how these non-cash payments, as opposed to cash payments, will help you satisfy your commitments.

   Liquidity, page 15
17. Note 4 to your financial statements suggests that you currently have no projects that are generating revenue. Please reconcile this disclosure with the statement that "We believe that operations are generating sufficient cash to continue operations for the next 12 months."
18. The first paragraph on page 15 states that you do not have a sufficient backlog of engagements to ensure that you will have funding sufficient to meet your capital requirement during the next
12 months. The next paragraph, however, states that you believe operations are generating sufficient cash to continue operations for the next 12 months. Please revise to reconcile these two statements or advise.
19. Please tell us how you considered what affect the note receivable and loan payable to your officer will have on your liquidity over the next 12 months in your discussion. Reference is made to Item 303(a)
of Regulation S-B.

Business, page 16
20. Please expand the Business section to discuss your dependence on one or a few major customers. We note the disclosure in Note 4 to your financial statements.

Directors, Executive Officers, Promoters and Control Persons, page
19
21. Please disclose Lindsay Sundberg`s business experience during the last five years. If she has no prior business experience, please include a statement to that effect. Refer to Item 401(a) of Regulation S-B.





Executive Compensation, page 22
22. Please revise your disclosure to include a compensation table. Refer to Item 402 of Regulation S-B. The $100,000 minimum compensation requirement does not apply to CEOs.

Certain Transactions, page 23
23. Please revise the heading "Certain Transactions" to read "Certain Relationships and Related Transactions."
24. You state that "substantially all of our revenue for the year ended August 31, 2004 was derived from a project in which several entities in which our president were involved." However, you state on page 14 that you "received $100,000 in fees associated with our services to Titan Financial LLC, a ....firm in which Mr. Sundberg is
a partner." Please disclose whether there are other entities besides
Titian Financial LLC that your president is involved with and that you derived revenues from. If there are other entities you derived revenue from, you should disclose the entities` names and the president`s relationship with those entities. Refer to Item 404 of
Regulation S-B. Alternatively, if the revenue was only derived from
Titan Financial, please revise the registration statement accordingly.
25. Please state which officer was due $7,961 and why. If this amount pertains to a loan, please identify how the terms of the loan were determined by the parties and any other ongoing contractual or other commitment that arose as a result of the arrangement.

Financial Statements

Statements of Cash Flows, Page F-5
26. Please advise us why you included "Loan to unrelated company" within Financing activities. We refer you to SFAS 95 paragraph
17a.

Note 2 - Summary of Significant Accounting Policies, page F-6
   h. Revenue Recognition, page F-7
27. Please expand to clarify your policy for revenues earned to date.
Please indicate whether revenues are earned pursuant to fixed-price engagements or time and materials, for example, and whether contracts include a termination provision. Supplementally advise us of the accounting literature relied upon for revenue recognition. Reference is made to Staff Accounting Bulletin 101.



Note 4 - Concentration of Risk, page F-10
28. We note that you performed services for Titan Financial, LLC for which you received $100,000 in revenues and that your president is a partner in Titan Financial, LLC. In addition, we note that on the balance sheet you show an amount due to an officer. With respect to these transactions, please include all disclosures pursuant to SFAS
57, paragraphs 2-4 or advise.
29. We note that as of August 31, 2004 you show an amount due to an officer on the balance sheet. According to footnote 4, this appears to be an interest-free loan. Please revise to include the disclosures pursuant to APB 21, paragraph 16 or advise:
* The unamortized discount or premium that is reported in the balance sheet as a direct deduction from or as an addition to the face amount of the note;
* The face amount of the note;
* The effective interest rate;
* Amortization of discount or premium reported as interest in the income statement.

Note 5 - Note Receivable, page F-10
30. Please disclose your method for recognizing interest income on the $25,000 note receivable or advise. Reference is made to SOP
01-
06, paragraphs 13 a-c.
Undertakings, page 37
31. Please revise to include the undertaking required by Item
512(e)
of Regulation S-B.

Exhibits, page 37
32. Note 5 to the financial statements (page F-10), indicates that you have a note receivable outstanding in the amount of $25,000. Given that this note represents roughly 37% of your total assets, please file the note agreement as an exhibit, as required by Item 601(b)(10) of Regulation S-B.

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Matthew Maulbeck, Accountant, at (202) 942-
1905
or Donna DiSilvio, Accounting Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 942-2811 or the undersigned at (202) 942-1960 with any other questions.


Sincerely,



Karen J. Garnett
Assistant Director

cc:	Gary B. Wolff (via facsimile)
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ConsultAmerica, Inc.
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